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                          September 29, 2023

       John P Albright
       Chief Executive Officer
       Alpine Income Property Trust, Inc.
       369 N. New York Avenue, Suite 201
       Winter Park, FL 32789

                                                        Re: Alpine Income
Property Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 27,
2023
                                                            File No. 333-274724

       Dear John P Albright:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Zachary A. Swartz